7 DAYS GROUP HOLDINGS LIMITED Enters into Definitive Merger
Agreement for Going Private Transaction

GUANGZHOU, China, February 28, 2013 – 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days Group” or the “Company”), a leading economy hotel chain based in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Keystone Lodging Holdings Limited (“Holdco”) (which is the party to the Merger Agreement solely for the limited purposes of Sections 2.02(c) and 2.02(e) thereof), Keystone Lodging Company Limited (“Parent”), a wholly owned subsidiary of Holdco, and Keystone Lodging Acquisition Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$4.60 per ordinary share or US$13.80 per American Depositary Share, each representing three ordinary shares (“ADS”). This represents a 30.6% premium over the closing price of US$10.57 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on September 25, 2012, the last trading day prior to the Company’s announcement on September 26, 2012 that it had received a “going private” proposal, and a 43.2% premium over the volume-weighted average closing price of the Company’s ADSs during the 30 trading days prior to September 26, 2012. The consideration to be paid to holders of ordinary shares and ADSs implies an equity value for the Company of approximately US$688 million, on a fully diluted basis.

Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by a consortium (the “Consortium”) comprised of new investors including certain affiliates of Carlyle Asia Partners III, L.P. (“Carlyle”), Sequoia Capital China Growth 2010 Fund, L.P. (“Sequoia”) and an existing shareholder, an affiliate of Actis LLP (“Actis”), along with the following other existing shareholders of the Company (and/or entities affiliated with or related to them) who have elected to roll-over their interest in the Company in connection with the Merger (collectively and together with “Actis”, the “Rollover Shareholders”): Mr. Boquan He and Mr. Nanyan Zheng, the co-chairmen of the Company’s board of directors, Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (including ordinary shares represented by ADSs) will be cancelled in consideration for the right to receive US$4.60 per ordinary share or US$13.80 per ADS, in each case, in cash and without interest, except for (i) the ordinary shares and ADSs beneficially owned by the Rollover Shareholders, Parent, the Company or any of their respective subsidiaries, and ordinary shares (including ADSs corresponding to such ordinary shares) held by the depositary of the Company’s ADS program and reserved for issuance and allocation pursuant to the Company’s share incentive plan, all of which will be cancelled at the effective time of the Merger for no consideration, and (ii) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which ordinary shares will be cancelled at the effective time of the Merger for the right to receive the value of such shares in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Consortium intends to fund the Merger consideration through a combination of cash contributions from Carlyle, Sequoia, Actis and Mr. Boquan He (and/or their respective affiliates) pursuant to equity commitment letters, and the proceeds from a committed loan facility in the amount of US$120,000,000 arranged by Cathay United Bank, Chinatrust Commercial Bank Co., Ltd, Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd. (collectively, the “Financing Banks”) pursuant to a mandate letter.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee (the “Special Committee”) formed by the board of directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee, which is comprised solely of directors of the Company who are unaffiliated with any of Holdco, Parent, Merger Sub, the Consortium or any of the management members of the Company, exclusively negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second half of 2013, is subject to customary closing conditions as well as the approval by an affirmative vote of holders of the Company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. As of the date of the Merger Agreement, the Rollover Shareholders collectively beneficially own approximately 50.16% of the Company’s outstanding shares (excluding outstanding options of the Company) and each of them has entered into a support agreement with Parent pursuant to which each has agreed, among other things, to vote all of his, her or its ordinary shares of the Company in favor of the authorization and approval of the Merger Agreement and Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE.

J.P. Morgan Securities (Asia Pacific) Limited is serving as financial advisor to the Special Committee. Baker & McKenzie is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee. O’Melveny and Myers LLP is serving as U.S. legal advisor to the Company. Shearman & Sterling is serving as U.S. legal advisor to J.P. Morgan Securities (Asia Pacific) Limited.

Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis are serving as co-U.S. legal advisors to the Consortium. Latham & Watkins LLP is serving as U.S. legal advisor to Mr. Boquan He and Mr. Nanyan Zheng. Conyers Dill & Pearman and Han Yi Law Offices are serving as Cayman Islands and PRC legal advisors to the Consortium, respectively. Nomura is serving as financial advisor to the Consortium. CITIC Securities Corporate Finance (HK) Limited is serving as financial advisor to Mr. Nanyan Zheng. Linklaters is serving as legal advisor to the Financing Banks.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

7 Days Group Holdings Limited

5C-11 Creative Industry Zone, 397 XinGangZhong Road

Guangzhou, PRC 510310

Phone: (8620) 8922 5858

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of March 31, 2012 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 26, 2012. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China.  It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Cautionary Note About Forward-Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. Risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this press release include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and annual reports on Form 20-F, in each case as amended. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Investor Contact:

Vivian Chen, Investor Relations Director

7 Days Group Holdings Limited

+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (US):

Mahmoud Siddig, Managing Director

Taylor Rafferty

+1 (212) 889-4350

7DaysInn@taylor-rafferty.com

Investor Relations (HK):

Candy Cheung, Senior Consultant

Taylor Rafferty

+852 3196 3712

7DaysInn@taylor-rafferty.com